February 22, 2006


U.S. Securities and Exchange Commission
BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC  20549

Attention:Mr. Steven Jacobs
          Accounting Branch Chief

     Re:  Oakridge Holdings, Inc.
          Form 10-KSB for the Fiscal Year Ended June 30,
          2005
          File No. 0-01937


Ladies and Gentlemen:

     On behalf of Oakridge Holdings, Inc. ("Oakridge"), I am pleased to submit this response to the comment of the Staff on the above-referenced Form 10-K, as set forth in Mr. Jacob's letter to me dated February 7, 2006.

     We will consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

     Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing,
(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     To assist the staff in reviewing this letter, we will separately deliver to Mr. Jacobs and Mr. Maulbeck, by overnight mail, a copy of this letter.

Form 10-KSB for the year ended June 30, 2005

Report of Independent Registered Public Accounting Firm

1. Comment: Please revise to refer to the auditing standards of the Public Company Accounting Oversight Board (United
     States) as opposed to auditing standards generally accepted in the United States of America.

     Response: The failure to refer to the auditing standards of the Public Company Accounting Oversight Board (United States) was an inadvertent error. Oakridge will ensure that any reports of independent registered public accounting firms included in future filings contain the appropriate reference.


Consolidated Balance Sheets

2. Comment: We note from your disclosure under "Real Estate Development" within Item 1 that you currently hold land with a book value of $50,000 and you have listed this land for sale with a real estate agent. In light of this, please tell us what consideration you gave to classifying this land as "held for sale" under SFAS 144 and performing an impairment analysis on this asset.

    Response: Oakridge evaluated whether to classify the land as "held for sale" and determined that only two of the six criteria specified in paragraph 30 of SFAS 144 had been met in this circumstance. SFAS 144 requires that all four criteria be met in order for the land to be classified as "held for sale." Set forth below is a summary of Oakridge's analysis as to each of the six criteria.

     Criteria 1: Management, having the authority to approve the action, commits to a plan to sell the asset.

    Analysis:  Criteria 1 has been met because Robert Harvey,
    Oakridge's Chief Executive Officer, is authorized to sell the land and has committed to a plan to sell it.

     Criteria 2: The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

    Analysis: Criteria 2 has been met because the property is raw land and would be sold on usual and customary terms.

     Criteria 3: An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

    Analysis: Criteria 3 has not been met because management has not listed the asset with a real estate broker. At the time of the filing, Oakridge was simply evaluating whether to engage a real estate broker in order to ascertain the value of the property. Oakridge desired to know the fair market value of the property as a result of receiving multiple unsolicited inquiries from individuals and companies during the prior six months that wanted to purchase the property or list the property for sale.

     Criteria 4: The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year, except as permitted by paragraph 31.

    Analysis: Criteria 4 has not be met because the land will not be sold unless the sales price is above $300,000. At the time of the filing, Oakridge did not know the fair market value of the land, except that it would be above the carrying value of the land of $50,000, and did not believe the sale of the land would occur within one year.

    Criteria 5: The asset is being actively marketed for sale at a price that is reasonable in relation to its fair value.

    Analysis: Criteria 5 has not been met because the land was not being actively marketed as described above in the analysis of criteria 3.

     Criteria 6: Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

    Analysis: Criteria 6 has not be met because the plan to sell would have been withdrawn if the fair market value was not at least $300,000.


Note 19.  Segment Information

3. Comment: Please tell us what consideration you gave to performing an impairment analysis on the long lived assets held by the aviation ground support segment in light of the fact that your contract with the US military will not be renewed. We note from your disclosure under "General" within Item 1 that 46% of this segment's revenues were generated from this contract for the year ended June 30, 2005.

    Response: Oakridge did consider an impairment analysis on the long lived assets held by its aviation ground support segment. However, because Oakridge had a negative gross margin on the sales to the U.S. military under the contract that was not renewed, Oakridge determined that there was no impairment to long lived assets as a result of the failure to renew.

     If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 454-5112. My fax number is (651) 454-5143.

                                Sincerely,



                                Robert C. Harvey
                                President and Chief Executive
                                   Officer

     cc:  Matthew Maulbeck